UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to this Report are hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 23, 2019 (File no. 333-235692).

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Private Placement of Common Shares, Warrants and Prefunded Warrants

On October 29, 2020, Liminal BioSciences Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with accredited investors, one of which is affiliated with members of the board of directors of the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreement, the Purchasers have agreed to purchase an aggregate of (i) 5,757,894 common shares of the Company, no par value per share (the “Shares”), (ii) prefunded warrants to purchase up to 557,894 common shares at an exercise price of $0.001 per share (the “Prefunded Warrants”) and (iii) warrants to purchase up to 6,315,788 common shares at an exercise price of $5,50 per share (the “Premium Warrants”).  Each Share was sold with an accompanying Warrant to purchase one common share and each Prefunded Warrant was sold with an accompanying Warrant to purchase an equal number of common shares. The purchase price for each Share and accompanying Warrant is $4.75 and the purchase price for each Prefunded Warrant and accompanying Warrant is $4.749, for an aggregate purchase price of approximately $30 million. The closing of the purchase and sale of the securities is expected to occur on or about November 3, 2020, subject to the satisfaction of customary closing conditions.

The Warrants will be exercisable at an exercise price of $5.50 per share, subject to adjustments as provided under the terms of the Warrants. The Prefunded Warrants will be exercisable at an exercise price of $0.001 per share, subject to adjustments as provided under the terms of the Prefunded Warrants. The Warrants and the Prefunded Warrants will be immediately exercisable and expire on the fifth anniversary of the date of issuance. For the Warrants and Prefunded Warrants issued to one Purchaser, such Warrants and Prefunded Warrants would not be exercisable to the extent necessary to ensure that, following any such proposed exercise by such Purchaser, the total number of common shares then beneficially owned by such Purchaser would not exceed 9.99%.

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers requiring the Company to register the resale of the Shares and the Shares issuable upon exercise of the Warrants and the Prefunded Warrants. The Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) by the earlier of (i) 30 days following the closing date of the purchase and sale of the securities and (ii) December 4, 2020 (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective within 90 days following the closing date of the purchase and sale of the securities if there is no review by the SEC, and within 120 days of the Filing Deadline in the event of such review.

The securities to be issued to the Purchasers under the Securities Purchase Agreement will be issued pursuant to an exemption from registration under Rule 506 of Regulation D, which is promulgated under the Securities Act of 1933 (the “Securities Act”). The Company relied on this exemption from registration based in part on representations made by the Purchasers.

Piper Sandler & Co. acted as sole placement agent in connection with the Private Placement and the Company has agreed to pay a customary placement fee and reimburse certain expenses of the placement agent.

The sale of the securities pursuant to the Securities Purchase Agreement has not been registered under the Securities Act or any state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto is an offer to sell or the solicitation of an offer to buy the securities described herein.

The Company intends to use the net proceeds from the Private Placement, together with existing cash resources at September 30, 2020 of C$36.0 million, to fund clinical development of fezagepras and the ongoing review by the U.S. Food and Drug Administration of the biologics license application for Ryplazim® (plasminogen), as well as for working capital and other general corporate purposes.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement and Registration Rights Agreement, which are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K, and are incorporated by reference herein.

Press Release

On October 30, 2020, the Company issued a press release announcing its entry into the Securities Purchase Agreement with the Purchasers. A copy of the press release is being furnished as Exhibit 99.4 to this Report on Form 6-K.

EXHIBIT LIST

Exhibit	Description
99.1	Securities Purchase Agreement, dated October 29, 2020, by and among the Company and the Purchasers
99.2	Registration Rights Agreement, dated October 29, 2020, by and among the Company and the Purchasers
99.3	Form of Warrant to Purchase Common Shares
99.4	Press release dated October 30, 2020
99.5	Material Change Report dated November 2, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: November 2, 2020	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer